In accordance with Rule 477 promulgated under the Securities Act of 1933, Nations Separate Account Trust (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission consent to the immediate withdrawal of its Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 (Registration No. 333-130687; Accession No. 0001104659-06-011560) (the “Pre-Effective Amendment”).  Sales were conducted solely pursuant to its Registration Statement on Form N-14 (Reg. No. 333-130687), which became automatically effective on January 22, 2006.  The Registrant is requesting such withdrawal because the materials comprising this filing should have been, and will be, filed under Form Type:  485BPOS.

The Registrant has duly caused this request for withdrawal of its Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington, D.C. on the 27th day of February, 2006.

By:	*
Christopher L. Wilson
President and Chief Executive Officer

By:	/s/ Steven G. Cravath
Steven G. Cravath
*Attorney-in-Fact